Filed by Churchill Capital Corp XI pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp XI (File No. 001-43020)

Set forth below is a transcript of Peggy Johnson’s remarks during Agility Robotic, Inc.’s (“Agility”) October 26, 2026 Commercial Update and Investor Call, in which the proposed business transaction between Churchill Capital Corp XI (“Churchill XI”) and Agility is discussed.

VIDEO:

https://edge.media-server.com/mmc/p/kunm68e7/

TRANSCRIPT:

00:00:00 Peggy Johnson

Good morning, everyone, and thank you for joining us today.

00:00:03 Peggy Johnson

I’m Peggy Johnson, CEO of Agility Robotics.

00:00:06 Peggy Johnson

I joined Agility to turn a breakthrough technology into a business serving the world’s leading enterprises.

00:00:13 Peggy Johnson

Throughout my career at Qualcomm and Microsoft, I worked to bring new technologies into commercial use, building partnerships, understanding customer requirements, and creating businesses around what those technologies made possible.

00:00:26 Peggy Johnson

I saw that same opportunity in humanoid robotics on an extraordinary scale.

00:00:32 Peggy Johnson

In 2026, we are delivering on that mission.

00:00:36 Peggy Johnson

It has been a year of landmarks for agility, and we’re just getting started.

00:00:41 Peggy Johnson

Earlier today, we issued a major commercial update highlighting the significant expansion of our relationship with GXO Logistics.

00:00:52 Peggy Johnson

Building on our successful deployment at GXO’s Flowery Branch, Georgia facility, where Digit has moved more than 100,000 totes, we are officially expanding our partnership to deploy Digit humanoid robots at 2 new US sites in Statesville, North Carolina, and Lebanon, Tennessee.

00:01:13 Peggy Johnson

Under this expanded agreement, Digit will support e-commerce fulfillment, which involves repetitive material handling tasks,

00:01:21 Peggy Johnson

beginning in early 2027, with digit 4 and migrating to digit 5 as it becomes available.

00:01:29 Peggy Johnson

As I noted in today’s announcement, expanding our footprint with GXO is the ultimate proof point that customer operations are moving from pilots to large-scale network adoption.

00:01:41 Peggy Johnson

GXO was early to see the transformative potential of humanoid robots in logistics, and together, we’ve proven that Digit delivers real operational value every single day.

00:01:54 Peggy Johnson

Expanding into Statesville and Lebanon validates our robots as a service deployment model and reinforces Agility’s position as the commercial leader in humanoid robotics.

00:02:06 Peggy Johnson

To frame our operational progress beyond GXO, let me start by reviewing some hard numbers.

00:02:13 Peggy Johnson

We secured a landmark $300 million digit 5 order subject to contractual milestones, features, and specifications, with initial units on track to ship to early access customers in early 2027.

00:02:28 Peggy Johnson

Our commercial pipeline includes 30 prospective customers across active discussions, targeting 100 customers by year-end 2027.

00:02:37 Peggy Johnson

And we secured $200 million in committed capital led by Foxconn, alongside other world-class investors to fund our continued growth.

00:02:46 Peggy Johnson

Agility is the first and we believe the only company with humanoid robots commercially deployed in live customer operations.

00:02:54 Peggy Johnson

In a sector attracting enormous attention, that distinction matters.

00:02:58 Peggy Johnson

Our robots are performing paid work every day, and Digit 4 has now accumulated more than 65,000 hours of real-world operational experience.

00:03:09 Peggy Johnson

Beyond GXO, our deep relationships with industry leaders like Scheffler, Mercado Libre, and Toyota Motor Manufacturing Canada span active deployments, commercial agreements, and successful pilots.

00:03:22 Peggy Johnson

These experiences have taught us a great deal about safety, reliability, integration, and return on investment.

00:03:28 Peggy Johnson

They’ve also helped us understand how a successful application in one part of a facility creates opportunities across the rest of a customer’s operations.

00:03:37 Peggy Johnson

That knowledge is directly built into Digit 5.

00:03:41 Peggy Johnson

In September, we unveiled Digit 5, designed to be the world’s first cooperatively safe humanoid robot.

00:03:47 Peggy Johnson

In practical terms, it’s designed to work safely near people.

00:03:51 Peggy Johnson

Because customer facilities are built around people, a robot that can operate safely in close proximity to human workers addresses a much broader set of needs.

00:04:01 Peggy Johnson

It was precisely this customer-driven capability that helped us secure our landmark $300 million digit 5 contract, where the customer plans to expand across multiple facilities and applications.

00:04:13 Peggy Johnson

In addition to that core commitment, today’s announcement highlights expanded deployments with GXO and four manufacturing customers in paid programs that showcase the breadth of market demand.

00:04:25 Peggy Johnson

First, AgCo, a global leader in agricultural machinery, where we signed a commercial agreement for a pilot at their Heston, Kansas facility starting in 2027 to sort, stack parts, and store totes.

00:04:39 Peggy Johnson

This extends our reach directly into agricultural equipment manufacturing.

00:04:44 Peggy Johnson

Second, a major global automaker that sold millions of vehicles last fiscal year, focusing on specific assembly line workflow automation.

00:04:53 Peggy Johnson

Third, a global automotive components manufacturer with billions in annual revenue, expanding our footprint across the automotive supply chain.

00:05:02 Peggy Johnson

And 4th, a US-based consumer products manufacturer with billions in net sales, applying digit to heavy material handling and repetitive physical tasks.

00:05:12 Peggy Johnson

What drives this expansion systematically is our customer acceleration program, or CAP.

00:05:18 Peggy Johnson

Under our illustrative robots as a service model, a single robot can generate approximately $500,000 in revenue over five years, meaning a 50-robot deployment represents $25 million in potential revenue.

00:05:31 Peggy Johnson

CAP ensures our prospective customers are financially and operationally aligned for large-scale adoption.

00:05:39 Peggy Johnson

Beyond traditional commercial logistics and manufacturing, new high-value markets are emerging, notably defense.

00:05:46 Peggy Johnson

We are actively exploring 2 deals in the defense sector.

00:05:50 Peggy Johnson

These discussions are at an early stage and no agreements have been signed yet.

00:05:54 Peggy Johnson

Along with these discussions, I am personally participating in Project Meridian alongside co-directors Elon Musk, Palmer Luckey, and Newt Gingrich as a consultant to MITRE on the future of warfare.

00:06:07 Peggy Johnson

We enter 2027 with ambitious goals and strong conviction.

00:06:12 Peggy Johnson

As we have communicated by year-end 2027, we are targeting up to 25 committed customer facility deployments, compared with 9 today.

00:06:23 Peggy Johnson

These are aggressive goals.

00:06:25 Peggy Johnson

We believe we can achieve them because of the customer engagement, operating experience, and commercial commitments behind them.

00:06:33 Peggy Johnson

We have the core pieces in place.

00:06:36 Peggy Johnson

a product shaped by customer requirements, manufacturing capacity at RoboFab, fleet management software through Agility Arc, and a team experienced in deploying and supporting robots in real operations.

00:06:50 Peggy Johnson

We’re also advancing customer and strategic discussions that we expect to lead to significant announcements as those relationships mature.

00:06:58 Peggy Johnson

Our focus now is execution.

00:07:01 Peggy Johnson

delivering digit 5, converting customer programs into orders, and supporting successful deployments that earn us the opportunity to expand.

00:07:12 Peggy Johnson

We are building for a much larger future.

00:07:16 Peggy Johnson

I believe humanoid robotics will help define the next industrial revolution.

00:07:22 Peggy Johnson

Its development will matter to American manufacturing, economic competitiveness, and our ability to build and produce here at home.

00:07:31 Peggy Johnson

Agility has an opportunity and a responsibility to lead.

00:07:36 Peggy Johnson

We plan to list Agility on NASDAQ under the ticker symbol AGLT through our combination with Churchill Capital Corporation 11, which trades under CCXI.

00:07:50 Peggy Johnson

Going public will help accelerate our growth and give a much broader group of investors the opportunity to join our mission and to be part of what we are building.

00:07:59 Peggy Johnson

Creating a new category will bring challenges.

00:08:03 Peggy Johnson

Progress will not always follow a straight line.

00:08:06 Peggy Johnson

What you should expect from us is transparency, clear reporting on our milestones, candid discussion of challenges, and a consistent focus on delivering value for customers and shareholders.

00:08:19 Peggy Johnson

Our vision is a future in which people can hand repetitive, physically demanding work to robot partners

00:08:27 Peggy Johnson

and devote more of their skills to work that benefits from human judgment, creativity, and ingenuity.

00:08:35 Peggy Johnson

We want to help enterprises produce more, strengthen their operations, and create better working lives for the people within them.

00:08:44 Peggy Johnson

Every successful deployment brings that future closer.

00:08:49 Peggy Johnson

Thank you to our customers, partners, employees, and investors for helping us build it.

00:08:56 Peggy Johnson

I look forward to sharing what comes next.

About Agility Robotics

Headquartered in Salem, Oregon, with offices in Pittsburgh, Pennsylvania and Fremont, California, Agility Robotics’ mission is to build robot partners that augment the human workforce. Agility’s groundbreaking general-purpose humanoid robot, Digit, is the first multi-purpose, human-centric robot that is Made for Work® and commercially deployed today. With more than 65,000 hours of real-world operation combined with industry-leading safety standards, we’re pioneering a new era of automation that enhances human potential. To learn more, visit agilityrobotics.com.

Agility, the Agility logo, Digit, Agility Arc, RoboFab, and Made for Work are trademarks of Agility Robotics, Inc. All rights reserved. Third-party trademarks are the property of their respective owners.

About Churchill Capital Corp XI

Churchill Capital Corp XI (“Churchill XI”) is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill XI for their consideration. Churchill XI and Agility Robotics have jointly filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on October 13, 2026, and which includes a definitive proxy statement/prospectus. The definitive proxy statement/prospectus and other relevant documents have been distributed to Company stockholders and Churchill XI shareholders as of September 14, 2026, the record date established for voting on the proposed transaction, in connection with Churchill XI’s solicitation of proxies for the vote by Churchill XI’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Company stockholders in connection with the completion of the proposed transaction. Before making any voting or investment decision, Churchill XI and Agility stockholders and other interested persons are advised to read the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill XI in connection with the proposed transaction, as these documents contain important information about Churchill XI, the Company and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement/prospectus as well as other documents filed by Churchill XI with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp XI, 640 Fifth Avenue, 14th Floor, New York, NY 10019.

Forward-Looking Statements

This communication include “forward-looking statements” within the meaning of the federal securities laws regarding Agility and Churchill XI. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should” and “would,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of any of these words or similar expressions does not mean that a statement is not forward-looking. These forward-looking statements are based on Agility’s and Churchill XI’s current expectations and projections. These statements include statements relating to, without limitation: the timing and success of the Company’s future development plans; the ability of the Company to implement its strategic initiatives and continue to innovate its existing products and services; expectations regarding the Company’s ability to attract, retain and expand its customer base; the Company’s expectations concerning relationships with strategic partners, suppliers, regulatory bodies and other third parties; Agility’s ability to convert paid customer programs, including its Customer Acceleration Program and pilots, and its existing prospective customer pipeline into larger robot orders, deployments and multi-year commitments; the expected deployment of Digit across multiple facilities and applications under Agility’s more than $300 million in multi-year orders for Digit 5; the expected deployment of Digit at the nine customer facilities for which Agility has reported deployment commitments and at two additional GXO facilities beginning in early 2027; the expected timing, scope and applications of customer pilots and programs, including the AGCO pilot expected to begin in 2027; potential opportunities in the defense sector, including early-stage discussions regarding potential subcontractor engagements; Agility’s ability to develop, validate and deploy new Digit skills and capabilities; the anticipated timing of deployment of Digit 5 units to early-access customers in the first half of 2027 and general availability of Digit 5 by the end of 2027; Agility’s ability to scale manufacturing, commercial deployments and service infrastructure, including at RoboFab and through its Pittsburgh expansion, to support existing and future customers; Agility’s preparation to operate as a public company; and Agility’s ability to consummate the proposed business combination with Churchill XI, including the anticipated timing of closing and the expected listing of the combined company’s securities on Nasdaq.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and Churchill XI.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the Company’s, Churchill XI’s or the combined company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Churchill XI’s securities; the failure by the parties to satisfy the conditions to consummation of the proposed transaction, including the approval of Churchill XI’s shareholders; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill XI could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the level of redemptions of Churchill XI’s public shareholders; the ability of the Company to grow and manage growth, maintain relationships with customers and retain its management and key employees; costs related to the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or Churchill XI; failure to realize the anticipated benefits of the proposed transaction; the Company’s estimates of expenses and profitability; the evolution of the markets in which the Company competes; the ability of Churchill XI or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill XI’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the Company, Churchill XI or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and Churchill XI’s management as of the date of this press communication; subsequent events and developments may cause their assessments to change. While the Company and Churchill XI may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect the Company’s and Churchill XI’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and the Company’s and Churchill XI’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill XI is not an investment in any of Churchill XI’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill XI, which may differ materially from the performance of Churchill XI’s founders’ or sponsors’ past investments.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.